Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2015 COMPARED TO SIX MONTHS ENDED JUNE 30, 2014

Results of Operations

Revenues

We generate revenues from sales and rentals of our ReWalk exoskeleton systems and related service contracts and extended warranties. The Company and its subsidiaries sell through a direct sales force in the United States and Germany and through distributors elsewhere in the world.

Revenue was $1.2 million for the six months ended June 30, 2015, compared to $945,000 for the six months ended June 30, 2014, an increase of 32%. This increase is attributable primarily to an increase in the number of ReWalk systems sold, in particular an increase in sales in the United States as a result of our June 2014 FDA clearance, as well as an increase in average selling price.

Cost of Revenues and Gross Profit (Loss)

Cost of revenues was $1.2 million for the six months ended June 30, 2015, compared to $1.4 million for the six months ended June 30, 2014, a decrease of 16%. Cost of revenues were positively impacted by finalizing the transition of manufacturing operations to Sanmina in the second half of 2014.

Gross profit was $93,000, or 7% of revenue, for the six months ended June 30, 2015, compared to a gross loss of $423,000, or 45% of revenue, for the six months ended June 30, 2014. The increase of gross profit is primarily attributable to the positive impact of completing the transition of manufacturing operations to Sanmina and the resulting manufacturing economies of scale in the second half of 2014.

Research and Development Expenses

Research and development expenses were $3.0 million for the six months ended June 30, 2015 compared to $2.2 million for the six months ended June 30, 2014, an increase of 38%. The increase in expenses is attributable to increased personnel and personnel related costs related to regulatory, quality and research and development activities.

Sales and Marketing Expenses

Sales and marketing expenses were $5.5 million for the six months ended June 30, 2015, compared to $2.9 million for the six months ended June 30, 2014, an increase of 91%. This increase is attributable to an increase in personnel and personnel related costs and marketing and reimbursement related costs associated with expanding our sales, marketing and reimbursement activities as we expand commercialization of the ReWalk Personal and Rehabilitation systems.

General and Administrative Expenses

General and administrative expenses were $3.0 million for the six months ended June 30, 2015, compared to $1.4 million for the six months ended June 30, 2014, an increase of 114%. The increase in expenses is primarily attributable to personnel and personnel related costs, professional services and other expenses related to our being a publicly traded company.

Financial Expenses, Net

Financial expenses, net, were $119,000 for the six months ended June 30, 2015, compared to $2.9 million for the six months ended June 30, 2014. This decrease is attributable mainly to the revaluation of the fair value of warrants to purchase preferred shares and the issuance of convertible preferred shares and warrants to purchase convertible preferred shares in the six months ended June 30, 2014, in an aggregate amount of $2.7 million.

Income Tax

Income taxes were $31,000 for the six months ended June 30, 2015, compared to $32,000 for the six months ended June 30, 2014 with respect to our income in the United States and Germany.

Liquidity and Capital Resources

As of June 30, 2015, we had $31.2 million in cash and cash equivalents, compared to $41.8 million in cash and cash equivalents and $1.7 million in short-term deposits as of December 31, 2014.

We believe we have sufficient cash resources to meet our anticipated cash requirements for the next 12 months. Our anticipated primary uses of cash are sales and marketing expenses related to market development and reimbursement activities, and research and development costs for enhancements to our current product and activities related to the development of the next generation of ReWalk systems.

Net Cash Used in Operating Activities

Net cash used in operating activities was $12.0 million for the six months ended June 30, 2015 compared with net cash used in operating activities of $7.3 million for the six months ended June 30, 2014.  The increase in cash used in operating activities resulted primarily from an increase of $3.7 million in our net loss for the six months ended June 30, 2015 after adjustments for non-cash charges such as depreciation, share based compensation, financial expenses related to issuance of convertible preferred share and warrants to purchase convertible preferred share and revaluation of fair value of warrants to purchase convertible preferred share in 2014. Additionally, working capital requirements increased, primarily driven by higher inventory levels.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2015 was $1.3 million, compared with net cash used in investing activities of $101,000 for the six months ended June 30, 2014. The difference is primarily attributable to proceeds from withdrawal of short-term deposits.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2015 was $66,000, compared with net cash used in financing activities of $543,000 for the six months ended June 30, 2014. The increase is attributable to proceeds from the exercise of employee stock options in 2015 and the negative impact of IPO related financing issuance costs in 2014.